Filed by Golden Ocean Group Limited
Commission File No.: 000-29106
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: CMB.TECH NV
Commission File No.: 001-36810

GOGL - Results of the Special General Meeting
HAMILTON, Bermuda, 19 August 2025 – Golden Ocean Group Limited (NASDAQ: GOGL & Euronext Oslo Børs: GOGL) (“Golden Ocean”) advises that a Special General Meeting (“SGM”) of the shareholders of Golden Ocean was held today, 19 August 2025, at 09:00 (local time) at Hamilton Princess and Beach Club, 76 Pitts Bay Road, Hamilton HM 08.
All resolutions set out in the notice of the SGM were approved by the shareholders, meaning that, among other things, the stock-for-stock merger of Golden Ocean with and into CMB.TECH Bermuda Ltd., a wholly-owned subsidiary of CMB.TECH NV (NYSE: CMBT & Euronext Brussels: CMBT) (“CMB.TECH”) with CMB.TECH Bermuda Ltd. as the surviving company, and with CMB.TECH as the issuer of the merger consideration shares (the “Merger”), has been approved.
Pursuant to the terms of the Merger, each outstanding common share of Golden Ocean will be cancelled and exchanged for newly issued CMB.TECH ordinary shares at an exchange ratio of 0.95 ordinary shares of CMB.TECH for each common share of Golden Ocean.
For further settlement details and key dates for the Merger, please refer to Golden Ocean’s stock exchange announcement of 18 August 2025.
The Board of Directors
Golden Ocean Group Limited
Hamilton, Bermuda
19 August 2025

Disclaimer
Copies of this announcement are not being made and may not be distributed or sent into any jurisdiction in which such distribution would be unlawful or would require registration or other measures. Persons distributing this communication must satisfy themselves that it is lawful to do so. The potential transactions described in this announcement and the distribution of this announcement and other information in connection with the potential transactions in certain jurisdictions may be restricted by law and persons into whose possession this announcement, any document or other information referred to herein comes should inform themselves about, and observe, any such restrictions.
This announcement is not a recommendation in favor of the proposed Merger described herein. In connection with the Merger, CMB.TECH filed with the US Securities and Exchange Commission (the “SEC”)  a registration statement on Form F-4 (the “Registration Statement”) on 1 July 2025 which the SEC declared effective on 16 July 2025. The Registration Statement includes a prospectus of CMB.TECH and a proxy statement of Golden Ocean. CMB.TECH also has filed other relevant documents with the SEC regarding the proposed Merger. YOU ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER AND RELATED MATTERS. You may obtain a free copy of the proxy statement/prospectus and other relevant documents that CMB.TECH files with the SEC at the SEC’s website at www.sec.gov.